Exhibit 99(a)(29)

EFiled: Jan 21 2005 11:23AM EST

Filing ID 4987192

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

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THE DEKALB COUNTY PENSION FUND,

Plaintiff,

v.

K. RUPERT MURDOCH, PETER CHERNIN,

DAVID F. DEVOE, ARTHUR M. SISKIND,

LACHLAN K. MURDOCH, CHRISTOS M.

COTSAKOS, PETER POWERS, FOX

ENTERTAINMENT GROUP, INC., and NEWS

CORPORATION, INC.

Defendants.

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x : : : : : : : : : : : : x	C.A. No. 1036-N

CLASS ACTION COMPLAINT

Plaintiff, by and through its undersigned attorneys, as and for its complaint, alleges as follows:

1. Plaintiff is the owner of 50,000 shares of Class A common stock of Fox Entertainment Group, Inc. (“Fox” or the “Company”), and has been at all relevant times. Plaintiff brings this action on its own behalf and on behalf of a class of all public Class A shareholders except for defendants.

2. Fox is a Delaware corporation with its principal place of business located at 1211 Avenue of the Americas, New York, New York. The Company has two classes of common stock, Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share, on all matters to be voted on by stockholders. On September 24, 2004, there were

426,959,080 shares of Class A common stock and 547,500,000 shares of Class B common stock outstanding.

3. Defendant News Corporation, Inc. (“News Corporation”) is a Delaware corporation with its principal place of business located at 2 Holt Street, Sydney, Australia. Through an indirect wholly-owned subsidiary, News Corporation owns 252,159,080 shares of Class A Common Stock and all 547,500,000 shares of Class B Common Stock of the Company, representing in the aggregate 82.06% of the equity and 97.04% of the voting power of the Company.

4. Defendant K. Rupert Murdoch (“Murdoch”) has been a Director of the Company since 1985, Chairman since 1992 and Chief Executive Officer of the Company since 1995. Mr. Murdoch has been Chairman of the Board of Directors of News Corporation since 1991, and Director and Chief Executive of News Corporation since its formation in 1979. Mr. Murdoch has served as a Director of News Limited, News Corporation’s principal subsidiary in Australia, since 1953, a Director of News International Limited, News Corporation’s principal subsidiary in the United Kingdom, since 1969, and a Director of News America Incorporated, News Corporation’s principal subsidiary in the United States (“NAI”), since 1973. Mr. Murdoch has served as a Director of STAR Group Limited (“STAR”) since 1993 and Chairman from 1993 to 1998 and as a Director of British Sky Broadcasting Group plc (“BSkyB”) since 1990 and Chairman since 1999. Mr. Murdoch has been a member of the Board of Directors of Gemstar-TV Guide International, Inc. (“Gemstar”) since 2001, Chairman of DIRECTV Group, Inc. (“DIRECTV”) since December 2003. Defendant Murdoch is the beneficial owner of 29.5% of the outstanding voting stock of News Corporation, and, as a result, he effectively controls that company. Through his control of News Corporation, defendant Murdoch controls Fox. News Corporation changed its corporate domicile from Australia to Delaware in order to facilitate the transaction challenged herein.

5. Defendant Peter Chernin (Chernin”) has been a Director and President and Chief Operating Officer of the Company since 1998. Mr. Chernin has been a Director, President and Chief Operating Officer of News Corporation and a Director, Chairman and Chief Executive Officer of NAI, since 1996. Mr. Chernin was Chairman and Chief Executive Officer of Fox Filmed Entertainment (“FFE”) from 1994 until 1996, Chairman of Twentieth Century Fox Film Corporation from 1992 until 1994 and President of Fox Broadcasting Company (“FOX”) from 1989 until 1992. Mr. Chernin served as a Director of TV Guide, Inc. from 1999 until 2000 and has served as a director of Gemstar since 2002. Mr. Chernin has served as a Director of DIRECTV since December 2003. By virtue of his employment with Fox, defendant Chernin reports to defendant Murdoch, and Murdoch is responsible for Chernin’s continued employment and the substantial compensation he receives. As a result, Chernin is beholden to Murdoch and is not independent. Further, by virtue of his positions with News Corporation and its subsidiaries, defendant Chernin is not disinterested but conflicted in connection with the challenged transaction. Defendant Chernin is not truly independent and cannot be expected to negotiate with undivided loyalty on behalf of, and to protect the interests of, the Company’s public shareholders.

6. Defendant David F. DeVoe (“DeVoe”) has been a Director of the Company since 1991 and Senior Executive Vice President and Chief Financial Officer of the Company since 1998. Mr. DeVoe has been a Director, Chief Financial Officer and Finance Director of News

Corporation since 1990 and Senior Executive Vice President of News Corporation since 1996. Mr. DeVoe was an Executive Vice President of News Corporation from 1990 until 1996. Mr. DeVoe has been a Director of NAI since 1991 and a Senior Executive Vice President since 1998. Mr. DeVoe served as Executive Vice President of NAI from 1991 to 1998. Mr. DeVoe has been a Director of DIRECTV since December 2003, Gemstar since 2001, NDS Group plc since 1996, BSkyB since 1994 and STAR since 1993. By virtue of his employment with Fox, defendant DeVoe reports to defendant Murdoch, and Murdoch is responsible for DeVoe’s continued employment and the substantial compensation he receives. As a result, DeVoe is beholden to Murdoch and is not independent. Further, by virtue of his positions with News Corporation and its subsidiaries, defendant DeVoe is not disinterested but conflicted in connection with the challenged transaction. Defendant DeVoe is not truly independent and cannot be expected to negotiate with undivided loyalty on behalf of, and to protect the interests of, the Company’s public shareholders.

7. Defendant Arthur M. Siskind (“Siskind”) has been a Director and Senior Executive Vice President and General Counsel of the Company since 1998. Mr. Siskind has been a Director and Group General Counsel of News Corporation since 1991 and a Senior Executive Vice President of News Corporation since 1996. Mr. Siskind served as Executive Vice President of News Corporation from 1991 until 1996. Mr. Siskind has been a Director of NAI since 1991 and a Senior Executive Vice President since 1998. Mr. Siskind served as an Executive Vice President of NAI from 1991 to 1998. By virtue of his employment with Fox, defendant Siskind reports to defendant Murdoch, and Murdoch is responsible for Siskind’s continued employment and the substantial compensation he receives. As a result, Siskind is beholden to Murdoch and is not independent. Further, by virtue of his positions with News Corporation and its subsidiaries, defendant Siskind is not disinterested but conflicted in connection with the challenged transaction. Defendant Siskind is not truly independent and cannot be expected to negotiate with undivided loyalty on behalf of, and to protect the interests of, the Company’s public shareholders.

8. Defendant Lachlan K. Murdoch (“Lachlan Murdoch”) is the son of defendant Murdoch. He has been a Director of the Company since 2002. Mr. Murdoch has been a Director and President of Fox Television Stations since 2002 and Chairman since January 2004. Lachlan Murdoch served as President of Fox Television Stations from 2002 until January 2004. Lachlan Murdoch has been an Executive Director of News Corporation since 1996 and Deputy Chief Operating Officer since 2000. Lachlan Murdoch served as a Senior Executive Vice President of News Corporation from 1999 until 2000. Lachlan Murdoch has been a Director of News Limited since 1995, Chairman since 1997 and served as Chief Executive from 1997 to 2000, Managing Director from 1996 until 1997 and Deputy Chief Executive from 1995 to 1996. Lachlan Murdoch has served as Chairman of Queensland Press Limited since 1996 and a Director since 1994. Lachlan Murdoch has been Deputy Chairman of STAR since 1995. Lachlan Murdoch has been a Director of NDS Group plc since 2002, a Director of Gemstar since 2001 and a Director of FOXTEL Management since 1995. By virtue of his family relationship, Lachlan Murdoch is not independent of his father. Further, by virtue of his employment with Fox, defendant Lachlan Murdoch reports to defendant Murdoch, and Murdoch is responsible for Lachlan Murdoch’s continued employment and the substantial compensation he receives. As a result, Lachlan Murdoch is beholden to Murdoch and is not independent. Further, by virtue of his positions with

News Corporation and its subsidiaries, defendant Lachlan Murdoch is not disinterested but conflicted in connection with the challenged transaction. Defendant Lachlan Murdoch is not truly independent and cannot be expected to negotiate with undivided loyalty on behalf of, and to protect the interests of, the Company’s public shareholders.

9. Defendant Christos M. Cotsakos (“Cotsakos”) has been a Director of the Company since 1999. Cotsakos has been a Managing Partner of Pennington Ventures, LLC since 1999.

10. Defendant Peter Powers (“Powers”) (collectively, with the other directors, the “Director Defendants”) has served as a Director of the Company since 2003. Mr. Powers has been President and Chief Executive Officer of Powers Global Strategies LLC, a strategic consulting firm based in New York and Washington, D.C. since 1998.

CLASS ACTION ALLEGATIONS

11. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

12. This action is properly maintainable as a class action.

13. The Class is so numerous that joinder of all members is impracticable. There are approximately 427 million shares of the Company’s Class A common stock outstanding owned by thousands of holders other than defendants.

14. There are questions of law and fact which are common to the Class including,

inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of the Company in violation of their fiduciary duties in order to enrich News Corporations at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and (d) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.

15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

16. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

The Business of Fox

18. Fox is a multi-faceted entertainment company that, through subsidiaries, operates in four principal business segments: (i) Filmed Entertainment; (ii) Television Stations; (iii) Television Broadcast Network; and (iv) Cable Network Programming.

19. Through its Filmed Entertainment segment, the Company engages in feature film and television production and distribution. Fox seeks to generate revenues from various distribution channels. It derives its worldwide motion picture revenues primarily from four basic sources (set forth in general chronology of exploitation): (i) distribution of motion pictures for theatrical exhibition in the United States and Canada and markets outside of the United States and Canada (“International” markets); (ii) distribution of motion pictures in various home media formats; (iii) distribution of motion pictures for exhibition on pay-per-view, video-on-demand and premium pay television programming services; and (iv) distribution of motion pictures for exhibition on free television networks, other broadcast program services, independent television stations and basic cable programming services, including certain services which are affiliates of the Company and News Corporation.

20. The Fox Television Stations segment currently owns and operates 35 full power stations including stations located in nine of the top 10 largest designated market areas (“DMAs”). Fox Television Stations owns and operates two stations in nine DMAs, including New York, Los Angeles, and Chicago, the first, second, and third largest DMAs, respectively.

21. The Fox Television Broadcast Network segment has 196 affiliated stations, including 25 full power television stations that are owned by subsidiaries of the Company, which reach, along with Fox Net, a Company-owned cable service which reaches areas not served by an over-the-air Fox affiliate, approximately 98% of all U.S. television households. In general, each week Fox regularly delivers to its affiliates 15 hours of prime-time programming and one hour of late-night programming on Saturday. Fox derives the majority of its revenues from sales of commercial advertising time in the national advertising marketplace. Fox’s programming line-up is intended to appeal primarily to target audiences of 18 to 49-year old adults, the demographic group that advertisers seek to reach most often.

22. Through its Cable Network Programming segment, the Company holds interests in cable network programming businesses in the areas of news, sports, general entertainment and movies. Such businesses include, inter alia, Fox News Channel, the FX Network, the SPEED Channel, Fuel, Fox Sports, the Fox Movie Channel, and National Geographic.

23. In addition to these segments, on December 22, 2003, News Corporation acquired a 34% interest in Hughes Electronics Corporation (“Hughes”) for total consideration of approximately $6.8 billion. Immediately following the acquisition, News Corporation transferred its entire 34% interest in Hughes to the Company in exchange for two promissory notes totaling S4.5 billion and approximately 74.5 million shares of the Company’s Class A common stock valued at $2.3 billion. Subsequent to the above transaction, Hughes changed its corporate name to The DIRECTV Group, Inc.

24. DIRECTV is the largest provider of DBS television services and the second largest multichannel video programming distributor in the U.S., in each case based on the number of subscribers. DIRECTV provides its customers with access to hundreds of channels of digital-quality video and audio programming that are transmitted directly to its customers’ homes or businesses via high-powered geosynchronous satellites. As of June 30, 2004, DIRECTV had approximately 13.0 million subscribers.

25. The overall business of Fox has improved over the past several years, and most recently, the performance of the Company has demonstrated that it is poised for significant growth, particularly in certain of its segments. Thus, overall, since fiscal 2001, the Company’s revenues have risen approximately 45%, from $8.414 billion to $12.175 billion. During the same period, net income has risen from a loss of $288 million, to a profit of $1.353 million. Within the past year, net income rose more than 31%.

26. The improved performance of the Company over the past year can be measured in each of the four segments in which the Company operates. Each of such segments, and in particular Filmed Entertainment and Cable Networking Programming, has begun to grow significantly over the past year.

27. Thus, revenues for Filmed Entertainment rose 16%, from $4.498 billion to $5.21 billion, and operating income rose 38%, from $662 million to $913 million. This increase was primarily due to higher worldwide home entertainment revenues reflecting the strong worldwide performances of previously successful theatrical releases. The home entertainment market, more specifically DVDs, has emerged as the fastest growing revenue stream in the filmed entertainment industry. Industry analysts expect this growth to continue over the next several years. Consistent with industry trends, the Company’s DVD revenues rose approximately 58% for the year ended June 30, 2004 over the prior year, with 78% and 22% of DVD revenues generated from the sale and distribution of film titles and television titles, respectively.

28. For fiscal 2004, the Television Stations segment’s revenues increased to $2.166 billion from $2.115 billion in fiscal 2003. Operating income rose 6%, from $921 million to $977 million. Revenue for the Television Broadcast Network increased 7%, from $2.244 billion to $2.39 billion, and the operating loss decreased 20% to $80 million.

29. Cable Network Programming showed even greater improvement. Revenues rose 12% from fiscal 2003, from $2.145 billion to $2.409 billion. Operating income rose even more dramatically, 63%, from $188 million to $488 million. This increase reflected improved results across all of the Cable Network Programming channels. Fox News Channel’s, the FX Network’s, and the regional sports networks’ revenues increased 24%, 10%, and 14%, respectively, over fiscal 2003.

30. The growth in the revenue and income for the Filmed Entertainment segment and the Cable Network Programming segment reflect the early stages of long-term trends that favor Fox. With respect to the former, the explosive growth of home DVDs is expected lo continue into the foreseeable future, in a report issued in September 2004, Merrill Lynch projected that revenues for DVD releases based upon television shows alone is expected to rise at a rate of 30% per year through 2008.

31. Similarly, Fox’s Cable Network Programming segment is situated to take advantage of long term trends. Fox News Channel has been the principal beneficiary of a long-term trend away from traditional broadcast network news. This past summer, for the first time, more viewers watched the presidential conventions on Fox News Channel than any of the broadcast networks. The share of cable network programming has grown, and will continue to grow, at the expense of broadcast networks.

32. In addition to the growth inherent in these two segments, Fox has positioned itself to grow with respect to its investment in DIRECTV. Not only is DIRECTV the largest provider of direct broadcast satellite television services, but through its Network Systems segment Hughes Network Systems, Inc. (“HNS”), it is a leader in the global market for VSAT private business networks. HNS operates a satellite-based consumer broadband Internet access service marketed under the DIRECWAY® brand. In addition, HNS is one of the two largest manufacturers of DIRECTV ® set-top receivers. HNS is also developing SPACEWAY®, a more advanced satellite broadband communications platform that is expected to provide customers with high-speed, two-way data communications on a more cost-efficient basis than systems that are currently available. The first SPACEWAY satellite is expected to be launched in 2004 and service is expected to be introduced in 2005.

33. In addition to television and broadband, DIRECTV satellites provide Fox with the ability to enter the lucrative satellite radio market. This fledgling market is set to become even greater as the satellite receivers become more mobile and satellite radio providers have the ability to reach more listeners. One fund manager, Michael Sanford of Sanford Partners Voyagers, suggested on CNBC that such market was a prime consideration for Murdoch in connection with the a potential acquisition of Fox.

34. Defendants recognized the future value of Fox and anticipated in 2003 that Fox would begin a period of explosive growth. At that time, News Corporation and Murdoch and his employees began the process of acquiring Fox by setting in motion News Corporations change of corporate domicile from Australia to Delaware, so that it could more easily use its stock as a currency for any acquisition.

THE CHALLENGED TRANSACTION

35. On January 10, 2005, News Corporation executives announced that News Corporation intended to acquire, through an exchange offer, those shares of Fox that it does not own. Under the terms of the proposed transaction (the “Exchange”), holders of Fox Class A stock will receive 1.9 News Corporation shares for every share of Fox. In the announcement, defendant DeVoe, valued the offer at $33.54 - a 7.4 percent premium over the prior trading day’s closing price of Fox shares, which was $31.22.

36. The Exchange is unfair as to both process and price. With respect to process, the Exchange was initiated by News Corporation, and was structured by News Corporation. Although a purported special committee consisting of defendants Powers and Cotsakos has been appointed to review the Exchange, they have no real negotiating power, and they have no power to consider alternatives to the Exchange.

37. Furthermore, defendants have timed the transaction on the eve of what they anticipate to be an unprecedented period of growth for Fox. Defendants, through their control of Fox, are in a unique position to measure the potential of the Company.

38. The price offered by News Corporation is inadequate is unfair to the Class. It represents only a 7% premium to the market price, which does not reflect Fox’s intrinsic value, but is a price discounted to account for the Class’s lack of control. This discount is even more pronounced in light of News Corporation’s complete voting control of the Company. To offer a price that reflects a minority discount is unfair to the minority shareholders of Fox.

39. Independent market analysts have publicly opined that the price offered by News Corporation is unfair and below market for comparable companies. Thus, for example, the firm of Sanders, Morris, Harris (“Sanders”) the proposed price implies a multiple of operating income before depreciation and amortization (“OIBDA”) of only 10.6x, substantially below the OIBDA multiples at which comparable companies, including Disney (12.3x) and Viacom (11.3x), are currently trading.

40. Similarly, Deutsche Bank-North America (Deutsche Bank”), which placed a target price on Fox of $37 per share, also opined that the implied multiple of the transaction was “well below historical deal multiples.”

41. Prudential Equity Group (“Prudential”) expressly came to the conclusion that the proposed merger price was unfair. It wrote:

We disagree with management’s assessment (and presumably, the investment bankers’ fairness opinion) that the offer constitutes a full and fair price. . . . Based on our [Discounted Cash Flow analysis] and sum-of-the-parts valuation work, we believe Fox’s value is $40 per share. Because News already controls the company, however, we’ve felt that what it could reasonably pay to constitute a “fair price” is a multiple that is at least in line with the other entertainment conglomerates (even though we feel the stock prices at which the entertainment companies currently trade have room to move up). Our valuation work suggests that the average 2005 EV/OIBDA multiple is 9.3 times, while the News offer suggests an 8.2 multiple, even though Fox has been and will likely continue to grow its OIBDA faster than any other large entertainment conglomerate in our group.

42. As directors and officers of Fox, the Director Defendants owe to plaintiff and the other public shareholders of Fox fiduciary duties of due care, loyalty, and good faith in exercising their responsibilities. These fiduciary duties require that directors act with an extreme measure of candor, unselfishness, and good faith in relation to the remaining shareholders. Directors who stand in a fiduciary relationship to another are under a duty to act for the benefit of the other in matters within the scope of the relationship and may not profit at the expense of the other.

43. News Corporation also owes to the public shareholders similar fiduciary duties by virtue of its status as controlling shareholders of Fox. By virtue of these fiduciary duties, News Corporation owes to the Class duties of candor and fair dealing, and is not permitted to profit unfairly from its position at the expense of the public shareholders, but may only engage in transactions that are entirely fair to such shareholders and the corporation at issue.

44. By virtue of the conduct set forth above, defendants breached their fiduciary duties to plaintiff and the Class.

45. Plaintiffs and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

(2) enjoining, preliminarily and permanently, the proposed transaction complained of herein;

(3) to the extent, if any, that the proposed transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

(4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(6) granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

Dated: January 21, 2005

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal

Joseph A. Rosenthal (DSBA No. 234)

Norman M. Monhait (DSBA No. 1040)

919 N. Market Street, Suite 1401

Citizens Bank Center

P.O.Box 1070

Wilmington, Delaware 198990-1070

(302)656-4433

Attorneys for Plaintiff

OF COUNSEL:

CHITWOOD & HARLEY LLP

2300 Promenade II

1230 Peachtree Street

Atalanta, GA 30309

HARNES KELLER LLP

964 Third Avenue

7th Floor

New York, NY 10022

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